Exhibit 4

Horton Capital Partners Delivers Letter to CPS Technologies Board of Directors

•	Outlines Six Point Plan for Significant Value Creation at CPS Technologies

•	Urges Board to Be More Proactive and Transparent and Better Stewards of Capital

•	Sees Path to Share Price Appreciation of 150% within Next 12 Months

PHILADELPHIA, December 22, 2016 /PR Newswire/ — Horton Capital Partners Fund, LP (“Horton”), one of the largest outside shareholders of CPS Technologies Corp. (“CPS” or the “Company”) (NASDAQ: CPSH) with ownership of approximately 4% of the common stock of CPS, today announced that it has a delivered a letter (the “Letter”) to the Company’s Board of Directors (the “Board”).

In the Letter, Horton urges the Board to be more proactive by making calculated investments in sales growth and cost reduction initiatives. Horton also requests that CPS be more transparent by publishing performance goals and holding themselves accountable for achieving them. Furthermore, Horton implores the Board to be better stewards of capital by evaluating all options for value creation, including M&A (buy or sell) and return of excess capital to shareholders. Finally, Horton requests that the Company strengthen its Board by adding representatives that can fill experience gaps and proactively manage implementation of value creation measures.

The Letter details an action plan that CPS should follow. Horton believes that if these measures are adopted the price of CPS shares could increase 150% during the next twelve months.

The full text of the Letter is available for viewing at the following link: http://thehortonfund.com/wp-content/uploads/2016/12/cpsbodletter121616Final.pdf

About Horton Capital Partners Fund, LP

Horton Capital Partners Fund, LP is an investment firm making concentrated investments in undervalued and under-appreciated small and micro-capitalization public companies. The Fund seeks to identify value creation opportunities and work with management teams and Boards to enhance growth and shareholder returns.

Investor contact:

Joe Manko (215) 399-5402

www.thehortonfund.com

Media contact:

Damien Park (215) 325-0514

www.hedgerelations.com